UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Black Earth Farming Ltd

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Jersey

(Jurisdiction of Subject Company’s Incorporation or Organization)

Black Earth Farming

(Name of Person(s) Furnishing Form)

EUR 55,000,000 13% Bonds 2007/2011

(Title of Class of Subject Securities)

ISIN: SE0001967316

(CUSIP Number of Class of Securities (if applicable))

Paul Wojciechowski

General Secretaries Limited

P.O. Box 781

8 Church Street

St. Helier

Jersey JE4 0SG

044 1534 82 33 33

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable

(Date Tender Offer/Rights Offering Commenced)

This Form CB is being furnished by Black Earth Farming Ltd., a company organized and existing under the laws of Jersey under number 89973.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit No.

99.1	Information document to bondholders, dated and filed with the Jersey Financial Services Commission on June 4, 2010, prepared in connection with and setting forth the terms and conditions of the Exchange Offer (the “Exchange Offer Memorandum”).

99.2	Acceptance form and power of attorney for exchange of Existing Bonds for New Bonds in Black Earth Farming Ltd.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the Information Document.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Black Earth Farming Ltd with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on June 8, 2010.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACK EARTH FARMING LTD

By:	/S/ PER BRILIOTH
Name:	Per Brilioth
Title:	Chairman

Date:	June 8, 2010